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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                               UNILAB CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $.01 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    904763109
           --------------------------------------------------------
                                 (CUSIP Number)

                             Elizabeth P. Knauss, Esq.
              Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                               One Financial Center
                                 Boston, MA 02111
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         January 10, 1997, April 13, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 6 Pages



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                                   SCHEDULE 13D

CUSIP No. 904763109                     13D                   Page 2 of 5 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Andrew H. Baker
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO, PF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              2,698,159
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              18,069 held by spouse
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              2,698,159
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              18,069 held by spouse
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,716,228
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
         EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATATION.


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                                                            Page 3 of 6 Pages

ITEM 1.  SECURITY AND ISSUER
         Class of Securities: Common Stock, $.01 par value per share (the "Common Stock")
         Issuer: Unilab Corporation (the "Issuer"), 18448 Oxnard Street, Tarzana, California 91356

ITEM 2.  IDENTITY AND BACKGROUND
         (a)   Reporting Person: Andrew H. Baker ("Reporting Person")
         (b)   Residence Address: 636 Winding Hollow Drive, Franklin Lakes,
               NJ 07417
         (c) Principal Occupation or Employment: President, Hartill, Ltd. 401 Hackensack Avenue, Hackensack, NJ 07601
         (d)   Criminal Convictions:  None.
         (e)   Civil Adjudication of Violation of Securities Laws:  None.
         (f)   Citizenship:  United States Permanent Alien; citizen of
               United Kingdom

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         The Reporting Person purchased 533,333 shares of Common Stock of the issuer on April 3, 1997 from the Issuer at an aggregate purchase price of $300,000.

         500,000 restricted shares of the Common Stock were granted to the Reporting Person on January 20, 1997, in lieu of his rights and payment under the Issuer's Executive Retirement Plan.

         Options held by the Reporting Person to purchase
         135,000 shares of the Common Stock granted in October 1992, January 1995 and February 1996, vested as of January 20, 1997, in connection with the Reporting Person stepping down as the Issuer's Chairman, CEO and President.

ITEM 4.  PURPOSE OF TRANSACTION

         For investment purposes.

         The Reporting Person purchased 533,333 shares of Common Stock of the Issuer on April 3, 1997 from the Issuer at an aggregate purchase price of $300,000. The shares were purchased in connection with an understanding pertaining to a certain loan in the principal amount of $300,000 made to the Reporting Person by a bank, guaranteed by the Issuer and due April 15, 1997. The Issuer has agreed to pay the outstanding amount of the loan to the bank on April 15, 1997 under the terms of its guarantee and in consideration thereof, the Reporting Person


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                                                            Page 4 of 6 Pages

         agreed to execute a promissory note for $300,000 payable to the Issuer, bearing interest at a rate of 6% with principal payable in five years (the "Loan") and to purchase such shares of Common Stock. In addition, the Loan is secured by the 533,333 shares as well as the Restricted Shares.

         (d) As of January 20, 1997, the Reporting Person stepped down as the Issuer's Chairman, Chief Executive Officer and President. This event is fully described in Exhibit A, a letter from the Issuer to the Reporting Person dated January 20, 1997.

         Except as described in this Item 4, the Reporting Person does not have any plan or proposal relating to, or which would result in, any of the events described in (a) to (j) of the instructions to
         Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)  Beneficial Ownership by the Reporting Person:
                                           Aggregate number of shares: 2,716,228
                                           (including 540,000 shares subject to
                                           purchase pursuant to options)
                                           Percentage:  6.7%

                                                          Number of Shares
                                                          ----------------
         (b)   Sole Voting Power:                             2,698,159
               Shared Voting Power:                              18,069
               Sole Dispositive Power:                        2,698,159
               Shared Dispositive Power:                         18,069

               18,069 shares are held by the Reporting Person's spouse, Susan Baher. The following is the information requested by
               Item 2:

               Residence Address:  636 Winding Hollow Drive
                                    Franklin Lakes, New Jersey  07417
               Principal Occupation or Employment:   Housewife
               Criminal Convictions:  None
               Civil Adjudication of Violation of Securities Laws:  None
               Citizenship:  United States

         (c) 533,333 shares purchased on April 13, 1997 at $5.625 per share from Issuer.

         (d) and (e)   Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


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                                                            Page 5 of 6 Pages

         The Reporting Person purchased 533,333 shares of Common Stock of the Issuer on April 3, 1997 from the Issuer at an aggregate purchase price or $300,000. The shares were purchased in connection with an understanding pertaining to a certain loan in the principal amount of $300,000 made to the Reporting Person by a bank, guaranteed by the Issuer and due April 15, 1997. The Issuer has agreed to pay the outstanding amount of the loan to the bank on April 15, 1997 under the terms of its guarantee and in consideration thereof, the Reporting Person agreed to execute a promissory note for $300,000 payable to the Issuer, bearing interest at a rate of 6% with principal payable in five years (the "Loan") and to purchase such shares of Common Stock. In addition, the Loan is secured by the 533,333 shares as well as the Restricted Shares.

         The 500,000 Restricted Shares of the Common Stock, listed in Item 3 above, may not be sold or exchanged until the earliest to occur of
         (1) repayment in full of the Loan, (2) a change of control of the Issuer, (3) the Reporting Person reaches the age of 65, or (4) upon the death or disability of the Reporting Person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A: Letter from the Issuer to the Reporting Person dated January 20, 1997, hereby incorporated by reference to the Form 10-K of the Issuer dated December 31, 1997 and filed with the Securities and Exchange Commission on March 28, 1997 (SEC File # 001-11839).


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                                                            Page 6 of 6 Pages

  Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 16, 1997                        By:    /s/ Andrew H. Baker
                                                ----------------------------
                                                       Andrew H. Baker